UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), in compliance with the pursuant to Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44/21 hereby informs its shareholders and the market that it has updated its expansion expectations for fiscal year 2026. The Company also emphasizes that previously disclosed estimates for the year 2025 remain unchanged.

As part of its ongoing strategy of maintaining financial discipline and focusing on deleveraging, the Company has decided to postpone certain expansion projects initially planned for 2026. Therefore, the current forecast is to open approximately 10 stores in the year (versus the previous estimate of approximately 20 stores). This decision reflects a responsible stance in light of market conditions, without compromising the sustainability of the business in the medium and long term.

Since the beginning of 2021, the Company has opened 130 new units, including 66 hypermarket conversions — one of the largest structural movements in Brazilian retail — in addition to substantial investments in the implementation of in-store services. Currently, the chain of 302 stores includes 640 service units, distributed among 254 butcher shops, 199 deli sections, and 187 bakeries. This robust growth cycle anticipated a significant portion of Assaí’s organic expansion and enabled entry into strategic regions through the acquisition of commercial properties previously occupied by hypermarkets.

The projections outlined above (1) are subject to further analysis and/or revisions by the Company's management, which may identify different indicators for the presented projections, including as a result of changes in the assumptions used, with the understanding that the review will occur at least annually; (2) are merely forecasts based on current expectations of Management, always subject to risks and uncertainties, and in no way constitute, guarantee, or predict results; and (3) depend on general market conditions, the Brazilian economic environment, considering the current expectation of the future interest rate curve, and the sector in which the Company operates. Any changes in the perception or factors described above may lead to actual results differing from those projected in the estimates presented here, and the Company may revise them upwards or downwards, according to new expectations. In the event of a material change in these factors, the above expectations will be reviewed. The projections above will be included in section 3 of the Reference Form and will be available on the Empresas.Net system, on the websites of the Brazilian Securities and Exchange Commission (http://cvm.gov.br/) and the Company's Investor Relations website (https://ri.assai.com.br/), in accordance with applicable regulations. Any changes to these estimates will be disclosed to the market through a Material Fact notice.

Rio de Janeiro, May 08th, 2025.

Belmiro de Figueiredo Gomes

CEO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.